UNIFIED SERIES TRUST

2960 N. Meridian Street, Suite 300
Indianapolis, IN 46208

April 29, 2010

VIA EDGAR

Deborah O’Neal-Johnson, Esq.
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendments #140 and 142 to the Registration Statement of the above-referenced investment company, in respect of its series, the 3 to 1 Diversified Equity Fund, 3 to 1 Strategic Income Fund, and Crawford Dividend Growth Fund to Friday, April 30, 2010 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:      /s/ Tara Pierson

Tara Pierson, Assistant Secretary